U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Mendelson                         Laurans              A.
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   (Last)                           (First)             (Middle)

                       825 Brickell Bay Drive, 16th Floor
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                                    (Street)

   Miami                            Florida                33131
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

      HEICO Corporation         "HEI" and "HEI.A"

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

                              ###-##-####

________________________________________________________________________________
4.   Statement for Month/Year

                             04/15/2003

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

CEO, Chairman of the Board and President
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                               6.
                                                                 4.                              5.            Owner-
                                                                 Securities Acquired (A) or      Amount of     ship
                                                    3.           Disposed of (D)                 Securities    Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially  Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End  (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month      Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3     (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)        (Instr.4) (Instr. 4)
-----------------------------------------------------------------------------------------------------------------------------------

Common Stock                           04/15/03(1)    T               321(1)      D      $8.55(1)   24,468(1)     I     401(k) Plan
-----------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock                                                                                19,277        I     401(k) Plan
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                       602,384        I     By LAM L.P.
-----------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock                                                                               238,190        I     By LAM L.P.
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                       279,058        I     By LAM Alpha
                                                                                                                            L.P.
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock                                                                                71,147        I     By LAM Alpha
                                                                                                                            L.P.
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                        45,441        I         (2)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock                                                                                14,408        I         (2)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock                                                                                56,275        D
====================================================================================================================================

* If the Form is  filed  by more  than one  Reporting  Person,  see  Instruction
4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:
(1) These shares were acquired by the HEICO Corporation 401(k) Plan (the Plan) on April 15, 2003 at a per share cost of $8.55 upon receipt by the Plan of the Issuer's matching contribution to the account of the Reporting Person for the Plan's quarterly period ended March 31, 2003.
(2) Securities are held by the Laurans A. and Arlene H. Mendelson Charitable Foundation, Inc., a non-profit Charitable Corporation, the holdings of which are attributable to the Reporting Person. The Reporting Person disclaims beneficial ownership of all securities held by the Charitable Foundation.


     /s/ Laurans A. Mendelson                                   04/16/03
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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